UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41749

Exact name of registrant as specified in its charter:

Pixie Dust Technologies, Inc.

Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices:
8F Yaesu Central Tower
2-2-1 Yaesu, Chuo-ku
Tokyo, 104-0028, Japan
Telephone: +81-3-6910-3040
Fax: +81-3-6910-3041

Title of each class of securities covered by this Form:
Ordinary Shares, no par value (including those previously represented by American Depositary Shares)

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☑

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 89

Pursuant to the requirements of the Securities Exchange Act of 1934, Pixie Dust Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2025

By:	/s/ Yoichi Ochiai
Name:	Yoichi Ochiai
Title:	Chief Executive Officer